Adele P. Maloney Thomas To Call Writer Directly: (212) 446-5903 adele.maloneythomas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 15, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Nicholas Panos

Re:	GrafTech International Ltd. DEF 14A filed Apri 15, 2014 Filed by Nathan Milikowsky et al. File No. 001-13888

Dear Mr. Panos,

As discussed with staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), attached please find a blackline of Save GrafTech’s definitive proxy statement marked against amendment number 2 to the proxy statement filed on April 11, 2014.

Sincerely,

/s/ Adele P. Maloney Thomas

____________________________________

Adele P. Maloney Thomas, Esq.

CC:	Stephen Fraidin
David Feirstein

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